URVIN.FINANCE

The only finance-focused social platform w/ professional quality data and tools

PITCH VIDEO INVESTOR PANEL





The Terminal
built on urvin.finance

urvin.finance Cold Spring Harbor NY

Technology Software Main Street Finance Fin Tech

Highlights

1. Retail investors want community collaboration and a platform designed to facilitate it.
2. Retail investors need access to professional quality data and tools to level the playing field for all investors.
3. There is huge global demand for data, tools and analysis across all regions and asset classes.
4. Financial literacy and education is in high demand with few high-quality sources available for

3. There is huge global demand for data, tools and analysis across all regions and asset classes.

4. Financial literacy and education is in high demand with few high-quality sources available for information.

Our Team



Dave Lauer CEO

Recently founded Urvin AI, sit on board of FINRA Market Reg and Aequitas NEO stock exchange, previously consulted for asset managers, helped design IEX, HFT at Allston and Citadel. Also testified before the US Senate and SEC on market structure.

As a team, we have been passionate about social entrepreneurship for many years. We see a dramatic unmet need in this market, and believe we can build this platform in the right way.



Zachary David CTO

Co-founder of Urvin AI, built systems for high-frequency trading, trade cost analysis, market manipulation detection. Research consultant for agent-based modeling in finance and previous machine learning editor for Algorithmic Finance journal



Alexander Cohen COO

Founder TwentyTables; Recipient 2020 US Chamber of Commerce Foundation Best Corporate Steward Award; Winner 2019 SXSW Pitch Best Bootstrap Award; Named 2020 Top DC Innovator and Disruptor; 10+ yrs at Skadden Arps; Humanitarian, Builder, Teacher.



Jon Flynn CRO

Having worked in technology sales as a Business Value Engineer for over 20 years, I have helped develop customer-centric teams that deliver true value-based business outcomes and challenge the status quo

Pitch

Existing FinTech platforms and tools fail to satisfy **retail** investors' need for **high-quality** market **data**, financial **education**, and **community**

We believe there is a significant gap in the market - neither retail brokers nor websites for research and social investing, are providing retail investors access to high-quality data and tools. The Terminal is one of the few that are focusing on education and financial literacy, and nobody understands the new world of social research that Reddit has fostered.



RETAIL INVESTORS
want better tools & data

Good Data

Retail brokers - even those geared towards active traders - provide extremely **poor quality data**

Quality Education

Retail investors lack a basic understanding of market structure and struggle to **interpret market trading dynamics**

Good Tools

No tools are available for retail execution **quality analysis**

Global Engagement

Few sites are geared towards international audiences with **local expertise**



The Terminal: for the people, by the people
Retail Demand is Global and Social

The demand is real and it's growing. Huge communities have self-organized on social-media and generic platforms to develop and share research. We want to provide these communities access to the data and tools they need.



Community tools are generic and restricted by the platforms they are organizing on, ultimately lacking financial and market functionality
Individual communities have 100,000 to 1,000,000 daily active users, and are growing
Nobody has been able to mobilize these communities outside of their host platform
The Terminal

We believe that communities can flourish if they are provided a platform that has the right data and tools. This enables them to produce and share unique research and derived datasets. We envision a robust creator economy coming together, by providing the right incentives and economic structure.

Retail investing is the new frontier of Community, Education and Financial Empowerment

2021 has been the year of the retail investor. According to Bank of America,

more money has been invested in the US stock market in the last six months than in the previous 12 years combined!



Retail Investors are a Growing Phenomenon
COVID accelerated the transformation of markets; and technology proliferated retail's access and participation in these markets
Internal estimates indicate that ~50MM new retail brokerage accounts were opened in the last 5 quarters in the United States
Global demographic shifting will continue to accelerate the growth of Millennial and Gen Z independent, educated, and tech savvy investors
Retail Trading Volume (000,000s)
Retail Market Share
5,000
4,000
3,000
2,000
1,000
0
30%
20%
10%
0%
Jan-10 May-10 Sep-10 Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13 May-13 Sep-13 Jan-14 May-14 Sep-14 Jan-15 May-15 Sep-15 Jan-16 May-16 Sep-16 Jan-17 May-17 Sep-17 Jan-18 May-18 Sep-18 Jan-19 May-19 Sep-19 Jan-20 May-20 Sep-20 Jan-21
Source: Bloomberg

We are also on the verge of a historic generational wealth transfer. Older Americans will hand down some **$70 trillion** between 2018 and 2042, according to research and consulting firm Cerulli Associates.



The Reddit-led stock mania has galvanized a retail trading boom that was already underway in Europe in 2020, as citizens saving extra money tried to cash in on market volatility, and new user-friendly apps gave them the means

This is not a US-centric phenomenon. It is global, and The Terminal will serve this global audience in North America, Europe and Asia.



Retail investing is Accelerating outside of US Markets
Cumulative net buying in South Korea's stock market since Jan. 1, 2019
Retail investors
Foreign investors
Local institutional investors
$60b
30
0
-30
1/1/19
1/6/21
Source: Koscom
Growth in UK credit and debit card spending to brokers and dealers
Source: Reuters

Retail needs a **FinTech Platform** designed specifically to foster financial **literacy**, provide access to **Top-Tier tools**, and create **Community**